

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 28, 2015

Peter B. Oleksiak
Chief Financial Officer
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226

  Re: DTE Energy Company
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed February 13, 2015
    File No. 1-11607

Dear Mr. Oleksiak:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Consolidated Statements of Operations, page 49

1. Please quantify, on an absolute dollar basis, the revenue generated from sales of products, sales of services and other sales within your non-regulated businesses. Additionally, please tell us what consideration you gave to separately disclosing revenues and cost of revenues for products, services and other pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X for your non-regulated businesses.

Note 5. Property, Plant and Equipment, page 63

2. Please disclose actual depreciation expense for each year presented. Refer to ASC 360-10-50-1.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ William H. Thompson for

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products